UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                      Fair, Isaac and Company, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   303250 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 11, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /      Rule 13d-1(b)
         /X/      Rule 13d-1(c)
         / /      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

--------------------------------------------------------------------------------
CUSIP No.:  303250 10 4
--------------------------------------------------------------------------------
    1       Names of Reporting Persons:   Christian Fair
            I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
            Check the Appropriate Box if a Member of a Group (See Instructions):
    2       (a)  / /
            (b)  / /
--------------------------------------------------------------------------------
    3       SEC Use Only:
--------------------------------------------------------------------------------
    4       Citizenship or Place of Organization:                 United States
--------------------------------------------------------------------------------
                                   5       Sole Voting Power            144,026
                                   ---------------------------------------------
      Number of Shares             6       Shared Voting Power        1,486,800
     Beneficially Owned            ---------------------------------------------
     by Each Reporting             7       Sole Dispositive Power       144,026
        Person With                ---------------------------------------------
                                   8       Shared Dispositive Power   1,486,800
--------------------------------------------------------------------------------
    9        Aggregate Amount Beneficially Owned by
             Each Reporting Person:                                   1,630,826
--------------------------------------------------------------------------------
    10       Check if the Aggregate Amount in Row (9)
             Excludes Certain Shares (See Instructions):                     / /
--------------------------------------------------------------------------------
    11       Percent of Class Represented by Amount in Row (9):            11.6%
--------------------------------------------------------------------------------
    12       Type of Reporting Person (See Instructions):                     IN
--------------------------------------------------------------------------------


                                Page 2 of 5 Pages

Item 1.
-------

         (a) Name of Issuer: Fair, Isaac and Company, Incorporated

         (b) Address of Issuer's Principal Executive Offices: 120 North Redwood Drive, San Rafael, California 94903


Item 2.
-------

         (a) Name of Person Filing: Christian Fair

         (b) Address of Principal Business Office or, if none, Residence: 120 North Redwood Drive, San Rafael, California 94903

         (c) Citizenship: United Stated

         (d) Title of Class of Securities: Common Stock, par value $0.01 per share.

         (e) CUSIP Number: 303250 10 4


Item 3.
-------

         If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)    / /      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o);

           (b)    / /      Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c);

           (c)    / /      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c);

           (d)    / /      Investment company registered under section 8 of
                           the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e)    / /      An investment adviser in accordance with section
                           240.13d-1(b)(1)(ii)(E);

           (f)    / /      An employee benefit plan or endowment fund in
                           accordance with section 240.13d-1(b)(1)(ii)(F);

           (g)    / /      A parent holding company or control person in
                           accordance with section 240.13d-1(b)(1)(ii)(G);

           (h)    / /      A savings association as defined in section 3(b)
                           of the Federal Deposit Insurance Act (12 U.S.C.
                           1813);

           (i)    / /      A church plan that is  excluded from the
                           definition of an investment company under section
                           3(c)(14) of the Investment Company Act of 1940 (15
                           U.S.C. 80a-3);

                                Page 3 of 5 Pages

           (j)   / /       Group, in accordance with section
                           240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
-------  ---------

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    Amount beneficially owned:                          1,630,826

           (b)    Percent of class:                                       11.6%

           (c)    Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:    144,026

                  (ii)     Shared power to vote or to direct
                           the vote:                                  1,486,800

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                              144,026

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                            1,486,800


Item 5.  Ownership of Five Percent or Less of a Class.
-------  --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------  ---------------------------------------------------------------

         1,486,800 of the shares which are the subject of this Schedule 13G are beneficially owned pursuant to the provisions of The William Rodden Fair and Inger Johanne Fair Revocable Trust, over which Christian Fair, Erik E. Fair, Ellen I. Fair and Inger J. Fair are co-trustees and share voting and dispositive power. The filing of this Schedule 13G shall not be construed as an admission that Christian Fair is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such 1,486,800 shares.


Item 7.  Identification and Classification of the Subsidiary Which Acquired
         ------------------------------------------------------------------
         the Security Being Reported on By the Parent Holding Company.
         ------------------------------------------------------------

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.
-------  ---------------------------------------------------------

         Not applicable.


                                Page 4 of 5 Pages

Item 9.  Notice of Dissolution of Group.
-------  ------------------------------

         Not applicable.


Item 10. Certification.
-------- -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 11, 1999



                                      By          /s/ Christian Fair
                                         ---------------------------------------
                                                     Christian Fair


                                Page 5 of 5 Pages